Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Years Ended
	December 31,
	2011(1)(2)		2010(1)(3)		2009(1)(4)
Earnings:
Add:
Loss from continuing operations before income taxes and noncontrolling interest	$(257,952)		$(137,944)		$(73,732)
Fixed charges	103,838		112,494		120,344
Amortization of capitalized interest	1		1		12
	(154,113)		(25,449)		46,624
Subtract:
Interest capitalized	382		415		466
Distributions to noncontrolling interest holders	247		270		189
	629		685		655
Earnings	$(154,742)		$(26,134)		$45,969

Fixed Charges:
Interest expense	$85,129		$88,087		$97,417
Interest capitalized	382		415		466
Portion of rentals deemed to be interest	18,327		23,992		22,461
	$103,838		$112,494		$120,344

Ratio of earnings to fixed charges	(1.5	)x	(0.2	)x	0.4	x

(1)

For the years ended December 31, 2011, 2010 and 2009, the Company’s ratio of earnings to fixed charges indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $258.6 million, $138.6 million and $74.4 million, respectively, less than fixed charges.

(2)	Loss from continuing operations before income taxes and noncontrolling interest includes intangible asset impairment charges of $183.8 million and restructuring charges of $28.7 million.
(3)	Loss from continuing operations before income taxes and noncontrolling interest includes intangible asset impairment charges of $57.0 million and restructuring charges of $17.1 million.
(4)	Loss from continuing operations before income taxes and noncontrolling interest includes intangible asset impairment charges of $24.8 million and restructuring charges of $10.0 million.